

Mail Stop 7010

May 24, 2007

By US Mail and Facsimile

Mr. Vijesh Harakh
President
Mainland Resources Inc.
512 East 57th Avenue
Vancouver, British Columbia, Canada V5X 189

Re: Mainland Resources Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed May 15, 2007
        File No. 333-142053

Dear Mr. Harakh:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1, and have the following follow-up comments:

Gulf Western

According to public documents filed with the Commission, there appear to be several connections and similarities between Mainland Resources and its proposed offering and Gulf Western Petroleum Corp. (formerly Georgia Exploration Inc.), a company filing reports under the Securities Exchange Act of 1934.

Gulf Western filed an SB-2 on May 3, 2006 that went effective on June 30, 2006. Mainland's registration statement covers a selling shareholder registration statement, as did Gulf Western's registration statement. In the registration statements for both Mainland and Gulf Western, Sokhie Puar and members of the Jivraj family are listed as selling shareholders.

In that SB-2, Gulf Western described itself as a mineral exploration company. Mainland also describes itself as a mineral exploration company and its business plan is substantially similar to Gulf Western's plan. Gulf Western had recently entered the mineral exploration business and its sole officer and director, Mrs. Jivraj-Sangara, had no prior mining experience. Similarly, Mainland has also recently entered the mining business and Mr. Harakh has no prior mining experience. Gulf Western's sole officer and director owned the mining claims in trust for it, as does Mainland's sole officer and director. Both mining claims are located in the Similkameen Mining District near the town of Princeton, British Columbia.

Gulf Western noted in its Form 10-QSB filed November 15, 2006 for the quarter ended September 30, 2006 that during the six months ended September 30, 2006, Mr. Puar had provided consulting services to it.

Effective January 3, 2007, approximately six months after effectiveness of its Form SB-2, Gulf Resources consummated a merger with Wharton Resources Corp. and changed its business from that of mineral exploration to the identification, acquisition and development oil and gas resource opportunities.

Bassett Ventures Inc.

According to public documents filed with the Commission, Bassett Ventures Inc. was incorporated on September 15, 1987, under the name "Grand Resources Inc." Prior to March 1996 it was in the oil and gas business. Between April 1996 and April 2003 it was engaged in various aspects of the internet gaming business. On June 2, 2003 the company sold all of its subsidiaries (then engaged in the internet gaming casino business) for $1. On July 6, 2003, the company acquired AssistGlobal.com Communications, Inc. through a share exchange and changed its name to AssistGlobal Technologies Corp. effective September 23, 2003.

Mr. Vijesh Harakh
Mainland Resources Inc.
May 24, 2007

Beginning in 2003, Mr. Puar, through SNJ Capital Ltd., provided consulting services to Bassett. Mr. Puar was appointed a director of Bassett in June 2003 and served as President in June 2005 until his resignation in April 2007.

As such, please revise Mainland's registration statement to address the following:

- Please disclose all of the relationships among the selling shareholders named in Mainland's registration statement who were also selling shareholders, or are related to the selling shareholders, named in the Gulf Western registration statements mentioned above, or are related to Mrs. Jivraj-Sangara. Please tell us the contacts, including the names of individuals participating in those contacts, leading to the investment in Mainland by those Gulf Western selling shareholders.

- Please tell us the nature of the consulting services Mr. Puar provided to Gulf Western prior to his appointment as the President (we refer you to Note 5 to the Financial Statements of Gulf Western's Form 10-QSB for the quarter ended September 30, 2006 filed November 15, 2006), and tell us the nature of the consulting services Mr. Puar provided to Bassett Ventures. Please state whether Mr. Puar is providing any kind of services to Mainland. If so, describe them and state his remuneration.

- Given the similarities and connections between Mainland, Gulf Western and Bassett, Gulf Western's reverse merger activities, and Bassett's share exchange activities, please revise the Mainland registration statement to comply with Rule 419 of the Securities Act of 1933. If you do not believe that Rule 419 applies to Mainland's offering, please add disclosure to the Form SB-2 prospectus explaining why Mainland is not a blank check company within the meaning of Rule 419. In this regard, it would appear appropriate to disclose the history of Bassett and Gulf Western, including Gulf Western's reverse merger activities following effectiveness of its Form SB-2, and Bassett's share exchange activities. Disclose the various connections and similarities between Mainland, Gulf Western and Bassett, and explain in your disclosure why the reverse merger activities conducted by Gulf Western and the share exchange by Bassett are not indicative of Mainland's proposed activities. Finally, address why it is expected that the mining properties held in trust for Mainland by Mr. Harakh will be more successful than the mining properties held in trust for Gulf Western by Mrs. Jivraj-Sangara, given that they are in close proximity to one another.

2. We note your response to our prior comment 3, and reissue it. Since Messrs. Puar and Jivraj are selling shareholders and own more than 5% of your stock, you should be able to obtain this information from them.

Mr. Vijesh Harakh
Mainland Resources Inc.
May 24, 2007

<u>Undertakings</u>

3. We note your response to our prior comment 5 and reissue it in part. Please provide the undertaking required by Item 512(g)(ii) of Regulation S-B.

<u>Signature Page</u>

4. We note your response to our prior comment 6. In addition to the Principal Executive Officer and Principal Accounting Officer, the Principal Financial Officer (or person acting in that capacity) must also sign the registration statement. Please refer to the Instructions for Signatures on Form SB-2.

<u>Closing Comments</u>

Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Vijesh Harakh
Mainland Resources Inc.
May 24, 2007

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

 We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

     Sincerely,

     Anne Nguyen Parker
     Branch Chief

Cc: William MacDonald (by facsimile)
  D. Levy